READ THIS LETTER TO SHAREHOLDERS IF YOU WANT TO.*


08005117

+ 8.3 % Revenue (EUR 1,842.6m)
– 3.3 % EBITDA (EUR 300.8m)
– 11.5 % EBIT (EUR 165.4m)
– 14.4 % Group net profit (EUR 190.0m)
+ EUR 184.0m
Net cash flow from operating activities (EUR 354.2m)

- Weather-related increase in Energy segment sales volumes and revenue
- Negotiations for a concession to construct three storage power stations in Albania well advanced
- Strategic partnership with Verbundgesellschaft to build a river power plant in Albania planned
- Offer submitted for a concession to expand the gas distribution system in Croatia
- Contract to construct a second large wastewater treatment facility in Poland
- Start of a share buyback programme as of July 24, 2008

* Or wait until the next Annual Report in December 2008.

Letter to Shareholders Q. 1–3 2007/08
October 1, 2007 – June 30, 2008

Key figures

		2007/08 Q. 1–3	2006/07 Q. 1–3	Change in %	2007/08 Q. 3	2006/07 Q. 3	Change in %
Sales volumes							
Electricity generation	GWh	3,239	2,540	27.5	616	462	33.2
Electricity sales volumes to end customers	GWh	14,682	13,913	5.5	4,260	4,182	1.9
Gas sales volumes to end customers	GWh	6,052	5,183	16.8	875	643	36.0
Heating sales volumes to end customers	GWh	1,130	828	36.5	324	135	–
Consolidated income statement							
Revenue	EUR m	1,842.6	1,701.7	8.3	477.6	449.0	6.4
EBITDA	EUR m	300.8	311.0	–3.3	38.8	54.9	–29.4
EBITDA margin[1]	%	16.3	18.3	–2.0	8.1	12.2	–4.1
Results from operating activities (EBIT)	EUR m	165.4	186.9	–11.5	–5.2	15.0	–
EBIT margin[1]	%	9.0	11.0	–2.0	–1.1	3.3	–4.4
Profit before income tax	EUR m	237.7	280.9	–15.4	5.1	34.4	–85.1
Group net profit	EUR m	190.0	221.8	–14.4	2.5	32.9	–92.4
Consolidated balance sheet							
Balance sheet total	EUR m	7,110.8	6,170.3	15.2	7,110.8	6,170.3	15.2
Equity	EUR m	3,697.2	2,950.2	25.3	3,697.2	2,950.2	25.3
Equity ratio[1]	%	52.0	47.8	4.2	52.0	47.8	4.2
Net debt	EUR m	959.3	787.6	21.8	959.3	787.6	21.8
Gearing[1]	%	25.9	26.6	–0.7	25.9	26.6	–0.7
Return on equity (ROE)[1]	%	5.7	7.8	–2.2	–0.3	0.9	–1.2
Return on capital employed (ROCE)[1]	%	5.5	6.5	–1.0	0.4	1.0	–0.6
Consolidated cash flow and investments							
Net cash flow from operating activities	EUR m	354.2	170.2	–	176.7	65.4	–
Investments[2]	EUR m	269.7	157.7	71.0	83.9	71.1	17.0
Employees							
Employees[3]	ø	9,388	9,646	–2.7	9,263	9,605	–3.6
Thereof Austria	ø	2,465	2,392	3.1	2,487	2,431	2.3
Thereof abroad	ø	6,923	7,254	–4.6	6,776	7,174	–5.6
Share							
Earnings[4]	EUR	1.16	1.36	–14.4	0.07	0.20	–92.4

1) Changes reported in percentage points
2) In intangible assets and property, plant and equipment
3) Incl. the employees of the Bulgarian district heating plant EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), incorporated in the consolidated financial statements as at December 14, 2007.
4) The previous year's figures have been adapted due to the stock split carried out effective April 17, 2008 by a ratio of 4 for 1.

Contents

Dear shareholders!



In the first three quarters of the 2007/08 financial year (October 1, 2007 – June 30, 2008), EVN improved its total revenue by 8.3%, to EUR 1,842.6m. Whereas revenue of the Energy segment increased significantly, revenue of the Environmental Services segment declined. Downward pressure on margins further increased in the Energy segment during the 3rd quarter of 2007/08, which can be attributed to massive price increases for primary energy. Personnel expenses as well as depreciation and amortisation also rose. As a consequence of these developments, the results from operating activities (EBIT) amounted to EUR 165.4m, or 11.5% below the previous year's level, and Group net profit totalled EUR 190.0m, a decline of 14.4% compared to the 3rd quarter of 2006/07.

In the 3rd quarter 2007/08, further expansion steps were being prepared in the target region of South East Europe. In Albania, EVN is competing for two water power plant projects. Negotiations with the government of Albania for a concession to construct three peak load storage power plants on the Devoll River are well advanced. The contract is awaiting the formal approval of the Albanian government and the National Parliament. In addition, a strategic partnership is targeted with Verbundgesellschaft to construct a river power plant in Albania. Moreover, EVN is participating in a tender process for a concession to expand the natural gas distribution system in the City of Zadar on Croatia's Adriatic coast, with the decision expected to be announced by the end of 2008.

Project completions and new contracts in the Environmental Services segment

In the Environmental Services segment, WTE completed several projects in the 3rd quarter 2007/08, but also initiated new ones. In June 2008, two projects were concluded, namely the wastewater purification installation in Nicosia, Cyprus, and a seawater desalination plant in Montenegro. WTE will be responsible for operating both facilities over a period of ten years. Moreover, WTE was awarded a contract to build a wastewater treatment plant in Kielce, Poland, with a total investment volume of EUR 58m. This represents the second large contract won by WTE on the Polish market in the 2007/08 financial year, next to a wastewater project for Warsaw.

Continuation of investment projects

Within the context of the energy concept for the Lower Austrian Central Region, EVN began supplying process steam from the Dürnrohr power station to the bioethanol production facility of the Agrana AG, Vienna, in the 3rd quarter of 2007/08. The ground-breaking ceremony took place on May 20, 2008 for constructing the district heating pipeline between Dürnrohr and St.Pölten, with a length of 31 kilometres. In July 2008, EVN signed a cooperation agreement with the Municipality of Amstetten to implement further district heating projects on the basis of renewable energy sources within the area of Amstetten in the next few years.

More water supply end customers

EVN assumed responsibility for supplying the municipalities of Maria Lanzendorf, Langau, Ottenthal and Glinzendorf with drinking water. Accordingly, the number of customers EVN now directly supplies with drinking water has risen by 4,100, to a total of 36,000.

Outlook

Previous outlook confirmed

On the basis of developments in the first three quarters of 2007/08, it will probably not be possible in the 2007/08 financial year as a whole for EVN to match the record performance achieved in the preceding year. The strong price rises for primary energy will put further downward pressure on margins in the Energy segment. Several new projects in the Environmental Services segment were started later than originally planned. Consequently, the profit contribution of this segment will be lower than in the preceding financial year.

Burkhard Hofer
Chief Executive Officer
August 2008



Interim Group management report

Overall business and energy sector environment

Overall business environment

Forecasts predict an economic growth rate in the eurozone of about 1.8% in 2008. Due to the recession in the USA, the significant appreciation in value of the Euro vis-à-vis the US dollar, the massive price rises for raw materials and high inflation, it is likely that the economic growth rate will decline to about 1.0% in the year 2009. The Austrian economy is expected to expand by 2.2% in 2008 followed by GDP growth of 1.4% – 1.9% in 2009. The global economic downturn and inflation in Western Europe is serving to dampen growth in the new EU member states. On average, growth of the Eastern European economies is anticipated to level off at around 5.0%, down from 6.0% – 7.0% at present. The forecasts for Bulgaria are somewhat more favourable, with predictions ranging from 5.5% – 5.7%. However, the inflation rate in Bulgaria is likely to reach 13.0% in 2008. GDP growth in Macedonia is expected to reach an average of 5.0%.

Energy sector environment

External factors		2007/08 Q. 1–3	2006/07 Q. 1–3	Change in %	2007/08 Q. 1–3	2006/07 Q. 1–3	Change in %
Temperature-related energy demand[1]	%	98	76	22	77	39	38
Crude oil price – Brent	EUR/bbl	68.00	47.58	42.9	78.78	50.96	54.6
Gas price – GIMP[2]	cent/m³	26.71	22.13	20.7	29.25	19.52	49.9
Coal – API#2[3]	EUR/t	90.40	53.22	69.9	101.62	54.91	85.1
CO_2 certificate (1st and 2nd periods)	EUR/t	15.74	4.04	–	25.68	0.41	–
Electricity – spot market							
EEX[4] base load electricity	EUR/MWh	59.87	35.87	66.9	65.66	33.21	97.7
EEX peak load electricity	EUR/MWh	83.62	51.83	61.3	88.23	49.28	79.0
Electricity – forward market[5]							
EEX base load electricity	EUR/MWh	54.64	54.83	–0.3	51.21	42.83	19.6
EEX peak load electricity	EUR/MWh	77.76	79.93	2.7	69.19	62.84	10.1

1) Calculated according to the heating degree total in Austria. The basis (100%) corresponds to the long-term average value 1997–2006. Changes reported in percentage points.
2) Gas Import Price (GIMP)
3) ARA notation (Amsterdam, Rotterdam, Antwerp)
4) EEX – European Energy Exchange
5) Average prices for the respective quarterly forward market prices, beginning one year before the respective period under review

Revenue by segments Q. 1–3
EUR m



1,700
1,600
1,500
1,400
1,200
1,000
800
600
400
200
0
1,507.0
177.7
17.0
1,700.7
115.3
26.6
2006/07
2007/08

Energy
Environmental Services
Strategic Investments and Other Business

Business development

Consolidated income statement

In the first three quarters of 2007/08, the EVN Group raised its total revenue by 8.3%, or EUR 140.9m, to EUR 1,842.6m. The Energy segment, which profited from lower temperatures in comparison to the preceding year, was primarily responsible for this positive development. Due to project delays, the Environmental Services segment posted a significant decline in revenue.

The rise in the item Electricity purchases and primary energy expenses of 16.8%, or EUR 155.5m, to EUR 1,080.2m, can be attributed to the increased sales volumes in the Energy segment, as well as the higher primary energy prices. The decrease in the costs of other materials and expenses by 10.4%, to EUR 191.2m, is chiefly related to lower volumes in the project business.

The average number of employees in the EVN Group is continually falling, and decreased by 2.7% or 258 employees in the first three quarters 2007/08 compared to the preceding year, to 9,388 people. Despite the increase of 296 employees as a result of the first-time consolidation of the district heating plant EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), the average workforce in South East Europe actually decreased by 4.8%, or 333 people. The reduction in employee headcount in Bulgaria and Macedonia was offset by an increase in workforce numbers in Austria by 3.1%, or 73 people. These developments as well as contractually stipulated wage increases and the related rise in social security contributions led to an overall increase in personnel expenses by 4.5%, or EUR 9.5m, to EUR 221.7m.

Due to the increased investment volume, depreciation and amortisation rose 9.0%, or EUR 11.1m, to EUR 135.3m. The increase in Other operating expenses by 5.8%, or EUR 5.7m, to EUR 103.3m was characterised by write-offs of receivables, particularly in South East Europe.

On balance, EBITDA declined by 3.3%, to EUR 300.8m. The EBIT amounted to EUR 165.4m, down 11.5% from the previous year's level. Accordingly, the EBIT margin declined from 11.0% to 9.0%. The EBIT of the Energy segment fell by 0.8%, or EUR 1.3m, to EUR 168.3m, which is chiefly the result of higher electricity purchases and primary energy expenses. The EBIT of the Environmental Services segment fell to EUR 7.9m from the previous level of EUR 27.1m in the first three quarters 2006/07.

The financial results of the EVN Group in the first three quarters 2007/08 declined significantly, posting a 23.2% decrease, or EUR 21.8m, to EUR 72.2m. Whereas income from investments in associates fell by 2.5%, to EUR 110.9m, interest and other financial result amounted to –EUR 38.6m, compared to –EUR 19.7m in the preceding year. Higher interest income from non-current assets related to leasing payments for the large projects in Moscow in the Environmental Services segment. However, this could not compensate for the negative effects of share price losses resulting from the crisis on global financial markets.

As a consequence of these developments, the profit before income tax in the first three quarters 2007/08 amounted to EUR 237.7m, down 15.4% from the previous year. The reduction in the income tax expense more than compensated for the higher minority interest. As a result, the Group net profit only fell by 14.4%, or EUR 31.9m, compared to the preceding year, to EUR 190.0m.

Consolidated cash flow statement

Despite the lower profit before income tax of EUR 237.7m, the gross cash value in the first three quarters 2007/08 amounted to EUR 376.8m, approximately the same level achieved in the previous year. This development is primarily related to increased depreciation and amortisation related to the higher level of investments, as well as a rise in non-cash items in the financial results. The rise in the net cash flow from operating activities was much more pronounced, climbing to EUR 184.0m, which is chiefly related to the relatively stable level of working capital compared to the strong rise posted in the preceding year.

The net cash flow from investing activities was considerably higher than the previous year's level. This is mainly the result of an increase in ongoing investments, the acquisition of the shareholdings in TEZ Plovdiv and the district heating company Fernwärme St. Pölten GmbH, St. Pölten, ("Fernwärme"), the raising of EVN's share of the funding for financing the project company constructing the power plant in Duisburg-

Revenue by region
Q. 1–3
EUR m



1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
1,107.2
464.9
129.6
1,216.8
556.7
69.1
2006/07
2007/08
Austria
South East Europe
Central and Eastern Europe

EBIT by segments
Q. 1–3
EUR m



180
160
140
120
100
80
60
40
20
0
-20
169.6
27.1
–9.8
168.3
7.9
–10.7
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Balance sheet structure
in %


100
90
80
70
60
50
40
30
20
10
0
17.5
82.5
13.5
38.4
48.1
13.3
86.7
12.9
35.2
52.0
30.9.2007
30.6.2008
Current assets
Non-current assets
Current liabilities
Non-current liabilities
Equity

Structure of investments Q. 1–3
in %


100
80
60
40
20
0
0.8
17.4
40.2
3.3
36.0
2.4
0.4
16.0
45.0
6.6
31.3
0.7
2006/07
2007/08
Strategic Investments and Other Business
Environmental Services
South East Europe
Generation
Networks
Supply

Walsum, Germany, and the increase in EVN's indirect stake in Rohöl-Aufsuchungs Aktiengesellschaft, Vienna, ("RAG"). These financing requirements were partly compensated by proceeds from the disposal of current financial assets. On balance, the net cash flow from investing activities in the first three quarters of 2007/08 was –EUR 189.5m, compared to –EUR 176.2m of the preceding year. The net cash flow from financing activities amounted to –EUR 140.4m in the first three quarters of the 2007/08 financial year, compared to a cash inflow of EUR 16.1m in the previous year. This development reflected the payment of the dividend to EVN AG shareholders and the redemption of the 3.25% CHF obligation in April 2008.

On balance, the EVN Group posted a positive net change in cash and cash equivalents of EUR 24.3m. Accordingly, cash and cash equivalents at the end of the period under review rose to EUR 78.7m. Taking account of the investments in current securities totalling EUR 159.7m (September 30, 2007: EUR 395.7m), the liquidity situation of the EVN Group continues to remain very stable.

Consolidated balance sheet

Since the last balance sheet date on September 30, 2007, the balance sheet total of the EVN Group rose by 13.6%, or EUR 848.9m, to EUR 7,110.8m. Current assets declined by 13.5%, to EUR 947.5m, down from the previous year's level of 1,095.9m. This development can be attributed to the decline in cash and cash equivalents. Non-current assets climbed by 19.3%, to EUR 6,163.3m. As a result, non-current assets now comprise 86.7% of total assets, up from 82.5%. This increase is primarily related to higher investments in the Networks and South East Europe business units, the positive overall business development as well as the initial consolidation of companies included at equity, and the increase in value of EVN's shareholding in Verbundgesellschaft.

The results of the first three quarters 2007/08 and the change in valuation of the investment in Verbundgesellschaft without recognition through profit or loss led to an increase in equity by 22.6%, or EUR 682.5m, to EUR 3,697.2m, despite payment of the dividend to EVN AG shareholders for the 2006/07 financial year totalling EUR 61.3m. As a consequence, the equity ratio amounted to 52.0% as at June 30, 2008. Taking account of the net debt of EUR 959.3m, the gearing of the EVN Group amounted to 25.9%, which continues to be well under the energy sector average. During the period under review, non-current liabilities rose by 4.1%, to EUR 2,499.7m. The increases in deferred tax liabilities due to the further rise in value of the shareholding in Verbundgesellschaft, in non-current provisions, deferred income from network subsidies and other non-current liabilities were offset by a reduction in non-current loans and borrowings by 7.7%, to EUR 1,082.7m.

In terms of current liabilities, the reduction in trade payables and current provisions could not fully compensate for the increase in taxes payable, current loans and borrowings and other current liabilities. On balance, total current liabilities were EUR 913.9m, or 7.9% above the last balance sheet date on September 30, 2007.

Investments in intangible assets and property, plant and equipment increased by EUR 112.0m during the period under review, to EUR 269.7m. A large percentage of these investments totalling EUR 121.3m, were designed for the upgrading and expansion of electricity meters and network technologies in South East Europe in order to further improve the security of supply and delivery quality, but also to reduce electricity losses in the power grid. In the Networks business unit, the focus continued to be on expanding the Lower Austrian electricity and gas distribution networks. Investments in the electricity distribution network involved the upgrading and expansion of high voltage transmission lines and construction of new transformer stations. Ongoing investments in the low pressure system focused on extending the gas distribution network to new districts and further expanding services to regions already covered by the network. Investments also related to a

high pressure system to secure gas ducts. Moreover, the high pressure natural gas network is being continually modernised, in order to be able to supply the required gas distribution volumes. Transregional network expansion will be intensified in cooperation with OMV Gas GmbH, Vienna, and Gasnetz Steiermark GmbH, Graz, designed to eliminate gas distribution shortfalls, particularly in the south of Austria, and to fulfil the growing demand for gas.

In the Environmental Services segment, investments increased from EUR 27.4m to EUR 43.1m, the majority of which was spent on construction of the third waste incineration line at the waste incineration plant in Dürnrohr. Investments in the water supply networks focused on expanding the end customer business as well as ensuring a secure supply of drinking water and improving delivery quality.

Segment reporting

Business development – segment reporting

Segment activities

Segment	Business areas
Energy[1]	Generation, networks, energy procurement and supply[2] and South East Europe
Environmental Services	Water, wastewater and waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

1) The four business areas also comprise the four business units of the segment.
2) Subsequently "Supply"

Energy segment

Key energy business indicators GWh	2007/08 Q. 1–3	2006/07 Q. 1–3	Change in %	2007/08 Q. 3	2006/07 Q. 3	Change in %
Electricity generation	3,239	2,540	27.5	616	462	33.2
Thereof thermal power	2,267	1,715	32.2	315	174	81.2
Thereof renewable energy	972	824	17.9	301	288	4.4
Distribution volumes						
Electricity	15,457	14,650	5.5	4,436	4,438	–
Thereof Austria	5,700	5,502	3.6	1,754	1,710	2.5
Thereof Bulgaria	5,882	5,550	6.0	1,601	1,696	–5.6
Thereof Macedonia	3,876	3,597	7.7	1,082	1,031	4.9
Gas[1]	15,854	13,615	16.4	3,128	2,439	28.3
Supply volumes to end customers						
Electricity[2]	14,682	13,913	5.5	4,260	4,182	1.9
Gas	6,052	5,183	16.8	875	643	36.0
Heating[3]	1,130	828	36.5	324	135	–

1) Incl. network sales to EVN power stations
2) In Bulgaria and Macedonia, energy sales to end customers correspond roughly at present to distribution volumes.
3) Including heating supply volumes in Bulgaria (TEZ Plovdiv) as of January 1, 2008

Revenue and earnings development	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
External revenue	**1,700.7**	**1,507.0**	**12.9**	**424.2**	**374.4**	**13.3**
Intra-Group revenue	14.0	6.8	–	5.1	2.1	–
Operating expenses	–1,422.2	–1,230.8	–15.6	–392.7	–328.9	–19.4
EBITDA	292.5	283.1	3.3	36.6	47.6	–23.1
Depreciation and amortisation	–124.2	–113.6	–9.3	–40.3	–37.7	–7.0
Results from operating activities (EBIT)	**168.3**	**169.6**	**–0.7**	**–3.7**	**9.9**	**–**
EBIT margin (%)[1]	9.8	11.2	–1.4	–0.9	2.6	–3.5
Financial results	–23.8	–18.5	–28.5	–9.3	–8.2	–14.0
Profit before income tax	**144.5**	**151.0**	**–4.3**	**–13.0**	**1.7**	**–**
Investments	225.4	129.1	74.6	61.9	53.6	15.4

1) Changes reported in percentage points

Electricity generation: +27.5%

In the first three quarters of the 2007/08 financial year, EVN increased its generation of electricity by 27.5% compared to the level attained in the comparable period of the previous year, to 3,239 GWh. Electricity generation from EVN's own thermal power plants as well as from renewable energy sources both contributed to this positive development.

In particular, the significantly higher spot market prices compared to the previous year led to an increase in electricity generation at EVN's own thermal power stations of 32.2%, to 2,267 GWh. For the first time, EVN also took advantage of power generation capacities outside of Austria, if only at a very limited level. The district heating plant TEZ Plovdiv accounted for a 1.6% share of the total electricity generated by the EVN Group. In addition, advantageous water flow conditions boosted the output of the hydroelectric plants. Consequently, the generation of electricity from renewable energy sources could be expanded by 17.9%, to 972 GWh.

Revenue: +12.9%

The external revenue of the Energy segment rose to EUR 1,700.7m, which is 12.9% above the previous year's level. This development is chiefly related to the colder temperatures compared to the preceding year, as well as the price adjustments carried out for electricity and gas on December 1, 2006.

Electricity distribution volumes: +5.5%

Electricity distribution volumes of the EVN Group climbed by 5.5%, to 15,457 GWh. In Austria, electricity distribution volumes rose a moderate 3.6%, to 5,700 GWh, whereas electricity distribution volumes in Bulgaria were up 6.0%, to 5,882 GWh, and in Macedonia 7.7%, to 3,876 GWh. The impact of weather conditions was even more pronounced in regards to gas distribution volumes, which climbed 16.4%, to 15,854 GWh.

Electricity sales volumes: +5.5%

Electricity sales volumes supplied to end customers of the EVN Group rose to 14,682 GWh, a rise of 5.5% compared to the first three quarters of 2006/07.

Coverage ratio from own electricity production: 22.1%

During the period under review, 22.1% of the total volume of electricity provided to end customers was generated in EVN's own power plants, up from 18.3% in the first three quarters of 2006/07. Not taking into account EVN's subsidiaries in Bulgaria and Macedonia, which do not possess any major power generating capacity at present, the coverage ratio is 65.7%, up from 53.3% in the previous year.

Gas sales volumes generally react more strongly to weather conditions than electricity consumption. The gas volumes sold by EVN during the period under review amounted to 6,052 GWh, or 16.8% above the comparable period of the preceding year.

Gas sales volumes: +16.8%

The EVN Group achieved a considerable increase in total heating sales volumes, which climbed 36.5%, to 1,130 GWh. This development can be primarily attributed to the consolidation of the Bulgarian district heating distribution company TEZ Plovdiv for two quarters. Heating sales volumes also rose in Austria by 16.5%. This development can be attributed to the colder temperatures, as well as the expansion of network facilities.

Heating sales volumes: +36.5%

Generation business unit

Revenue and earnings development	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
Revenue	97.0	87.0	11.5	30.0	27.3	10.2
Results from operating activities (EBIT)	41.7	41.5	0.5	9.0	12.5	–27.9
Profit before income tax	37.0	35.5	4.2	8.1	9.6	–15.3
Investments	17.7	5.2	–	5.6	2.8	98.7

Revenue of the Generation business unit rose by 11.5% during the period under review to 97.0m, due to the higher level of electricity generation. However, EBIT only improved by EUR 0.2m, to EUR 41.7m, due to rises in all expense items, especially in the items Other materials and expenses. Favourable water flow conditions at EVN's hydroelectric stations as well as lower expenses for planned power plant projects had a positive impact on earnings.

Revenue: +11.5%
EBIT: +0.5%

Network business unit

Effective January 1, 2007, the Austrian regulatory authority imposed a mandatory reduction in gas network tariffs charged by the EVN Group by an average of 4.0%. A new tariff rate appraisal carried out in January 2008 did not lead to any lowering of EVN's electricity network tariffs, due to the incentive regulatory system. The incentive regulatory system for the electricity network was extended to gas network tariffs effective February 1, 2008. On the basis of the new regulations, household customers with an average annual consumption of 15,000 KWh will be subject to a reduction of gas network tariffs of about 2.0%. The first adjustment of gas network tariffs based on the new incentive regulatory system is expected to be implemented effective January 1, 2009.

Reduction of network tariffs in the gas network, stable electricity network tariffs

Revenue and earnings development	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
Revenue	368.2	347.8	5.9	102.9	91.5	12.5
Results from operating activities (EBIT)	58.0	65.1	–10.9	0.3	–1.3	–
Profit before income tax	47.5	56.7	–16.3	–3.1	–4.6	33.5
Investments	84.5	56.7	49.0	26.9	26.6	1.2

Due to the increase in electricity distribution volumes by 3.6% and in gas distribution volumes by 16.4%, total network distribution revenue climbed by 7.3%, or EUR 19.9m, to EUR 292.5m, despite the network tariff reduction. On balance, the Networks business unit as a whole achieved an increase in revenue in

Revenue: +5.9%
EBIT: –10.9%

the first three quarters of 2007/08 of only 5.9%, or EUR 20.4m, to EUR 368.2m, due to lower revenues from cable TV and telecommunication services. In contrast, EBIT declined by 10.9%, or EUR 7.1m, to EUR 58.0m, which is chiefly related to higher electricity purchases and primary energy expenses, a greater level of depreciation and amortisation and higher personnel expenses.

Supply business unit

Revenue and earnings development	**2007/08 Q. 1–3 EUR m**	2006/07 Q. 1–3 EUR m	Change in %	**2007/08 Q. 3 EUR m**	2006/07 Q. 3 EUR m	Change in %
Revenue	811.1	736.4	10.1	169.8	156.8	8.3
Results from operating activities (EBIT)	65.6	66.2	–0.9	–15.4	–2.4	–
Profit before income tax	74.2	72.2	2.7	–14.2	–2.8	–
Investments	1.9	3.7	–49.5	1.8	0.6	–

Revenue: +10.1%
EBIT: –0.9%

In the first three quarters 2007/08, the Supply business unit generated total revenue of EUR 811.1m, which represents an increase of 10.1%, or EUR 74.7m. In addition to the considerable weather-related increases in electricity and gas sales volumes, the improvement of the business unit's revenues is primarily due to the price adjustments carried out on December 1, 2006, as a response to higher primary energy prices, and increased energy costs for green electricity.

As a consequence of the increase in the item Electricity purchases and primary energy expenses, the rise in revenue was not matched by a corresponding improvement in earnings. For this reason, EBIT declined by 0.9%, to EUR 65.6m.

South East Europe business unit

Following the successful conclusion of the acquisition effective December 14, 2007, the Bulgarian district heating company TEZ Plovdiv is included in this business unit.

Revenue and earnings development	**2007/08 Q. 1–3 EUR m**	2006/07 Q. 1–3 EUR m	Change in %	**2007/08 Q. 3 EUR m**	2006/07 Q. 3 EUR m	Change in %
Revenue	556.7	464.9	19.8	152.0	140.1	8.5
Results from operating activities (EBIT)	3.0	–3.3	–	2.3	1.1	–
Profit before income tax	–14.2	–13.5	–5.4	–3.9	–0.4	–
Investments	121.3	63.4	91.5	27.5	23.6	16.5

Revenue: +EUR 91.8m
EBIT: +EUR 6.3m

The South East Europe business unit posted a revenue increase of 19.8% during the first three quarters of the 2007/08 financial year, to EUR 556.7m. This was based on an increase in electricity sales volumes totalling 6.0% in Bulgaria and 7.7% in Macedonia, as well as slight price increases carried out in Bulgaria in July 2007, and in Macedonia in April 2007.

Improvements were achieved in the operating activities of the EVN Group in Macedonia and Bulgaria. In Bulgaria, the higher electricity sales volumes and declining expenses related to other operating areas compensated for higher weather-related network losses, as well as the negative effects of the unfavourable tariff rate decisions made by the Bulgarian regulatory authority on July 1, 2007. On balance, the South East Europe business unit posted an improved EBIT, which climbed by EUR 6.3m, to EUR 3.0m.

Environmental Services segment

Revenue and earnings development	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
External revenue	**115.3**	**177.7**	**–35.1**	**39.5**	**71.1**	**–44.4**
Intra-Group revenue	7.8	6.7	17.0	3.4	2.0	73.6
Operating expenses	–104.6	–147.6	29.1	–33.4	–60.6	44.9
EBITDA	18.5	36.8	–49.9	9.5	12.5	–23.6
Depreciation and amortisation	–10.6	–9.7	–9.1	–3.5	–2.1	–68.6
Results from operating activities (EBIT)	**7.9**	**27.1**	**–71.0**	**6.0**	**10.4**	**–42.0**
EBIT margin (%)[1]	6.4	14.7	–8.3	14.1	14.2	–0.2
Financial results	10.9	4.8	–	4.9	1.9	–
Profit before income tax	**18.8**	**31.9**	**–41.2**	**10.9**	**12.3**	**–11.6**
Investments	**43.1**	**27.4**	**57.1**	**21.6**	**17.2**	**25.3**

1) Changes reported in percentage points

Second large wastewater treatment project in Poland

In the third quarter 2007/08, WTE either completed or initiated important projects. WTE in its role as the managing company of a consortium was awarded the Kielce contract on May 20, 2008, thus enabling it to acquire its second large wastewater project on the Polish market. In January 2008, WTE had already signed an agreement for the construction of the country's largest wastewater treatment plant in Warsaw. With a total investment volume of EUR 58m, the new project encompasses the renovation and new construction of a wastewater purification facility, with a capacity of 300,000 population equivalents.

New contracts in Lithuania

WTE succeeded in winning two contracts in Lithuania, each within the context of a consortium with local partners. At the end of May 2008, WTE won the bidding for the Visaginas wastewater purification plant, with a total capacity of 30,000 population equivalents. WTE will be responsible for process engineering and the delivery of mechanical equipment at a value of about EUR 1.7m. At the end of June 2008, the agreement was signed to build a wastewater treatment facility for 20,000 population equivalents in Kaisiaidorys. WTE was contracted to coordinate process engineering as well as delivery and install the mechanical and electrical components. WTE's share of the project amounts to EUR 3.0m

Completion of a wastewater treatment facility in Cyprus

The Anthoupolis wastewater treatment facility in the Cyprian capital of Nicosia was formally opened on June 12, 2008. WTE is responsible for operating the plant for a period of ten years.

Operational management of a desalination plant in Montenegro

Back in December 2007, WTE was already contracted for the financing, turn-key construction and ten-year operational management of a seawater desalination plant in Budva, Montenegro, with a total investment volume of EUR 6.7m. Construction began in May 2008. The facility is being successively put into operation since July 2008.

Drinking water end customers: +13.3 %

EVN assumed responsibility for supplying the municipalities of Maria Lanzendorf, Langau, Ottenthal and Glinzendorf with drinking water. Accordingly, the number of end customers EVN now directly supplies with drinking water has risen by 4,100, to a total of 36,000. The expansion of the third waste incineration line began in June 2007. Construction is proceeding on schedule. Up until 2008, construction has been finished on the boiler, flue gas purification facility, bunker and pre-bunker.

Revenue: –EUR 62.5m
EBIT: –EUR 19.2m

In the first three quarters of the 2007/08 financial year, total revenue in the Environmental Services segment declined by EUR 62.4m, to EUR 115.3m. The investment volume of the completed large-scale waste incineration facility in Moscow, which positively impacted revenue in the comparable period of the preceding year, could not be offset by the start of various new smaller projects. EBIT fell by EUR 19.2m, to EUR 7.9m. In contrast, the profit before income tax only decreased by EUR 13.1m, to EUR 18.8m, which is chiefly related to the good development of the financial results in this segment. The interest income derived from leasing payments for the completed drinking water facility in Moscow and the waste incineration facility in Moscow, which was handed over to municipal authorities, more than compensated for the lower profit contriutions from the wastewater treatment plant in Zagreb, leading to an improvement in the financial results.

Strategic Investments and Other Business segment

Profit before income tax:
–22.9% to EUR 79.7m

The profit before income tax of the Strategic Investments and Other Business segment amounted to EUR 79.7m, a decline of 22.9%, or EUR 23.7m. This development is primarily related to a decrease in the financial results, which in comparison to the preceding year declined by 20.1%, to EUR 90.5m. The lower financial results in the first three quarters 2007/08 can be attributed to the downward trend in share prices of EVN's financial investments in securities and current financial assets caused by the crisis on global financial markets.

Revenue and earnings development	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
External revenue	**26.6**	**17.0**	**56.9**	**13.9**	**3.6**	**–**
Intra-Group revenue	43.2	36.2	19.3	13.7	11.4	19.8
Operating expenses	–79.2	–61.5	–28.7	–34.6	–19.9	–73.8
EBITDA	–9.4	–8.4	–12.4	–7.1	–4.9	–45.4
Depreciation and amortisation	–1.3	–1.4	5.1	–0.4	–0.4	–
Results from operating activities (EBIT)	**–10.7**	**–9.8**	**–9.8**	**–7.5**	**–5.3**	**–41.2**
EBIT margin (%)[1]	–15.4	–18.4	3.0	–27.2	–35.2	8.0
Financial results	90.5	113.2	–20.1	14.7	29.2	–49.5
Profit before income tax	**79.7**	**103.4**	**–22.9**	**7.3**	**23.9**	**–69.6**
Investments	1.1	1.2	–7.3	0.5	0.8	–39.8

1) Changes reported in percentage points

Interim Group report pursuant to IAS 34

Consolidated balance sheet	30.6.2008 EUR m	30.9.2007 EUR m	Change in %
Assets			
Non-current assets			
Intangible assets	360.6	327.9	10.0
Property, plant and equipment	2,306.9	2,149.1	7.3
Companies included at equity	636.6	460.3	38.3
Other financial assets	2,266.6	1,613.4	40.5
Other non-current assets	592.5	615.3	–3.7
	6,163.3	**5,166.0**	**19.3**
Current assets			
Inventories	101.2	84.1	20.3
Current receivables and other current assets	572.1	539.9	6.0
Cash and cash equivalents	274.3	471.9	–41.9
	947.5	**1,095.9**	**–13.5**
Total assets	**7,110.8**	**6,261.9**	**13.6**
Equity and liabilities			
Equity			
Share capital	300.0	99.1	–
Share premium	108.4	309.4	–65.0
Retained earnings	1,561.2	1,425.6	9.5
Valuation reserve according to IFRS 3	7.1	7.1	–
Valuation reserve according to IAS 39	1,465.7	946.0	54.9
Currency translation reserve	0.8	1.1	–26.6
EVN AG shareholders	3,443.2	2,788.0	23.5
Minority interest	254.1	226.7	12.1
	3,697.2	**3,014.7**	**22.6**
Non-current liabilities			
Non-current loans and borrowings	1,082.7	1,172.6	–7.7
Deferred tax liabilities	558.5	399.8	39.7
Non-current provisions	470.4	457.1	2.9
Deferred income from network subsidies	336.0	324.0	3.7
Other non-current liabilities	52.1	47.0	10.9
	2,499.7	**2,400.6**	**4.1**
Current liabilities			
Current loans and borrowings	275.2	247.2	11.3
Taxes payable	79.0	58.9	34.3
Trade payables	252.6	298.0	–15.2
Current provisions	82.9	93.0	–10.8
Other current liabilities	224.2	149.6	49.8
	913.9	**846.6**	**7.9**
Total equity and liabilities	**7,110.8**	**6,261.9**	**13.6**

Condensed consolidated income statement	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %	2007/08 Q. 3 EUR m	2006/07 Q. 3 EUR m	Change in %
Energy revenue	1,700.7	1,507.0	12.9	424.2	374.4	13.3
Environmental Services revenue	115.3	177.7	–35.1	39.5	71.1	–44.4
Strategic Investments and Other Business revenue	26.6	17.0	56.9	13.9	3.6	–
Total revenue	**1,842.6**	**1,701.7**	**8.3**	**477.6**	**449.0**	**6.4**
Change in work in progress and own work capitalised	10.7	16.8	–36.4	0.2	13.6	–98.2
Other operating income	43.8	40.5	8.4	14.1	18.2	–22.6
Electricity purchases and primary energy expenses	–1,080.5	–924.8	–16.8	–271.7	–229.7	–18.3
Other materials and expenses	–191.2	–213.5	10.4	–75.2	–84.6	11.1
Personnel expenses	–221.7	–212.2	–4.5	–77.5	–78.6	1.4
Depreciation and amortisation	–135.3	–124.2	–9.0	–43.9	–39.9	–10.1
Other operating expenses	–103.3	–97.6	–5.8	–28.8	–33.0	12.6
Results from operating activities (EBIT)	**165.4**	**186.9**	**–11.5**	**–5.2**	**15.0**	**–**
Income from investments in associates	110.9	113.7	–2.5	16.9	18.5	–8.7
Interest and other financial result	–38.6	–19.7	–96.4	–6.6	0.9	–
Financial results	**72.2**	**94.0**	**–23.2**	**10.3**	**19.4**	**–47.0**
Profit before income tax	**237.7**	**280.9**	**–15.4**	**5.1**	**34.4**	**–85.1**
Income tax expense	–18.8	–33.3	43.6	4.9	5.1	–4.0
Net profit for the period	**218.9**	**247.6**	**–11.6**	**10.0**	**39.5**	**–74.6**
Thereof minority interest	28.9	25.8	12.3	7.5	6.6	14.0
Thereof EVN AG shareholders (Group net profit)	190.0	221.8	–14.4	2.5	32.9	–92.4
Earnings per share[1] EUR	**1.16**	**1.36**	**–14.4**	**0.02**	**0.20**	**–92.4**

1) There is no difference between basic and diluted earnings per share; stock split effective April 17, 2008 by a ratio of 4 for 1; previous year's figures have been adjusted.

Condensed consolidated cash flow statement	2007/08 Q. 1–3 EUR m	2006/07 Q. 1–3 EUR m	Change in %
Profit before income tax	237.7	280.9	–15.4
Non-cash items	139.1	101.2	37.5
Gross cash value	**376.8**	**382.1**	**–1.4**
Net cash flow from operating activities	**354.2**	**170.2**	**–**
Net cash flow from investing activities	**–189.5**	**–176.2**	**–7.5**
Net cash flow from financing activities	**–140.4**	**16.1**	**–**
Net change in cash and cash equivalents	**24.3**	**10.1**	**–**
Cash and cash equivalents at the beginning of the period	**54.4**	**76.8**	**–29.2**
Cash and cash equivalents at the end of the period	**78.7**	**86.9**	**–9.5**

Changes in consolidated equity statement Q. 1–3 2006/07 EUR m	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2006	**2,523.3**	**232.7**	**2,756.0**
Valuation gains/losses on financial instruments	5.2	–	5.2
Currency translation adjustment	1.3	–	1.3
Proportional share of changes to companies included at equity	1.4	–0.5	0.9
After tax gains (+) or losses (–) recognised directly in equity	**7.9**	**–0.5**	**7.4**
Net profit for the period 2006/07	221.8	25.8	247.6
Total result for the period	**229.7**	**25.3**	**255.0**
Dividends 2005/06	–57.2	–1.6	–58.8
Business combination of fully-consolidated companies	–	–2.0	–2.0
Balance on 30.6.2007	**2,695.8**	**254.4**	**2,950.2**

Changes in consolidated equity statement Q. 1–3 2007/08 EUR m	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2007	**2,788.0**	**226.7**	**3,014.7**
Valuation gains/losses on financial instruments	518.3	–	518.3
Currency translation adjustment	–0.3	–	–0.3
Proportional share of changes to companies included at equity	8.5	–	8.5
After tax gains (+) or losses (–) recognised directly in equity	**526.5**	**–**	**526.5**
Net profit for the period 2007/08	190.0	28.9	218.9
Total result for the period	**716.5**	**28.9**	**745.4**
Capital increase from the company's own resources[1]	–	–	–
Dividends 2006/07	–61.3	–1.6	–62.9
Balance on 30.6.2008	**3,443.2**	**254.1**	**3,697.2**

1) Within the context of the capital increase, a portion of the non-appropriated capital reserves were transferred to the share capital. Accordingly, the capital increase does not impact the total amount of equity, but only its structure.

Segment reporting by business area

EUR m	Energy 2007/08 Q. 1–3	Energy 2006/07 Q. 1–3	Environmental Services 2007/08 Q. 1–3	Environmental Services 2006/07 Q. 1–3	Strategic Investments and Other Business 2007/08 Q. 1–3	Strategic Investments and Other Business 2006/07 Q. 1–3	Consolidation 2007/08 Q. 1–3	Consolidation 2006/07 Q. 1–3	Total 2007/08 Q. 1–3	Total 2006/07 Q. 1–3
External revenue	**1,700.7**	**1,507.0**	**115.3**	**177.7**	**26.6**	**17.0**	**–**	**–**	**1,842.6**	**1,701.7**
Intra-Group revenue	14.0	6.8	7.8	6.7	43.2	36.2	–65.0	–49.7	–	–
Operating expenses	–1,422.2	–1,230.8	–104.6	–147.6	–79.2	–61.5	64.2	49.2	–1,541.9	–1,390.7
EBITDA	**292.5**	**283.1**	**18.5**	**36.8**	**–9.4**	**–8.4**	**–0.8**	**–0.5**	**300.8**	**311.0**
Depreciation and amortisation	–124.2	–113.6	–10.6	–9.7	–1.3	–1.4	0.8	0.5	–135.3	–124.2
Results from operating activities (EBIT)	**168.3**	**169.6**	**7.9**	**27.1**	**–10.7**	**–9.8**	**–**	**–**	**165.4**	**186.9**
EBIT margin (%)	9.8	11.2	6.4	14.7	–15.4	–18.4	–	–	9.0	11.0
Financial results	–23.8	–18.5	10.9	4.8	90.5	113.2	–5.3	–5.4	72.2	94.0
Profit before income tax	**144.5**	**151.0**	**18.8**	**31.9**	**79.7**	**103.4**	**–5.3**	**–5.4**	**237.7**	**280.9**
Investments[1]	**225.4**	**129.1**	**43.1**	**27.4**	**1.1**	**1.2**	**–**	**–**	**269.7**	**157.7**

1) In intangible assets and property, plant and equipment

Segment reporting by region

EUR m	Austria 2007/08 Q. 1–3	Austria 2006/07 Q. 1–3	South East Europe 2007/08 Q. 1–3	South East Europe 2006/07 Q. 1–3	Central and Eastern Europe 2007/08 Q. 1–3	Central and Eastern Europe 2006/07 Q. 1–3	Total 2007/08 Q. 1–3	Total 2006/07 Q. 1–3
Revenue	1,216.8	1,107.2	556.7	464.9	69.1	129.6	1,842.6	1,701.7
Results from operating activities (EBIT)	166.7	178.6	3.0	–3.3	–4.3	11.5	165.4	186.9
Investments[1]	142.2	83.0	121.3	63.4	6.1	11.3	269.7	157.7

1) In intangible assets and property, plant and equipment

Selected notes to the Group interim report

Basis of preparation

Reporting in accordance with the International Financial Reporting Standards (IFRS)

The consolidated financial statements of EVN AG as at September 30, 2007 were prepared in accordance with the current guidelines set forth in the International Financial Reporting Standards (IRFSs) as adopted by the European Union, as well as the relevant interpretations (IFRIC/SIC). Correspondingly, the Group interim financial statements of EVN AG for the reporting period ending June 30, 2008 were prepared in accordance with the guidelines contained in IAS 34, "Interim Financial Reporting". For more detailed information on the IFRS used here, readers are referred to the consolidated annual financial statements for the EVN Group for the financial year ending September 30, 2007, which are the basis for these Group interim statements.

The EVN Group has exercised the option as stipulated in IAS 34 to present condensed notes. Accordingly, this Group interim report contains condensed reporting, pursuant to IAS 34, as well as selected information and details pertaining to the period under review. For this reason, it should be read together with the Annual Report 2006/07 of the EVN Group applying to the balance sheet date of September 30, 2007. In order to improve clarity and comparability, all amounts in the notes and tables are generally shown in thousands of euros (TEUR), unless indicated otherwise. Immaterial mathematical differences may arise from the rounding of individual items or percentage rates.

The quarterly reports of the companies included in the consolidated financial statements are prepared on the basis of uniform accounting policies. The accounting and valuation methods are essentially the same as those applied as at September 30, 2007. For more detailed information, readers are referred to the consolidated annual financial statements for the EVN Group for the financial year ending September 30, 2007.

Review

The Group interim report has not been subject to an external review and is thus unaudited.

Seasonally-related effects on business operations

In particular, the Energy segment is subject to weather-related fluctuations in power generation and sales. Due to this dependence of the energy business on prevailing weather conditions, lower revenue and earnings are generally achieved in the 2nd half of the financial year. The Environmental Services segment is also subject to seasonal effects. The construction of many large projects is usually scheduled for the spring due to weather conditions. For this reason, the first two quarters of the financial year normally generate lower revenues than in the 2nd half. Accordingly, business in the Environmental Services segment serves to principally counteract the seasonal nature of business in the Energy segment. However, the volatile nature of large construction projects results in fluctuations in revenue and earnings, which depend on the progress being made in the particular projects.

Consolidation

Consolidation methods

The consolidation range is established in accordance with the requirements contained in IAS 27, "Consolidated and Separate Financial Statements". Accordingly, including the parent company EVN AG, a total of 25 domestic (September 30, 2007: 23) and 25 foreign subsidiaries (September 30, 2007: 23) that are subject to the legal and factual control of EVN were fully consolidated. The consolidation of joint venture companies is carried out on a proportionate basis. Associated companies are included at equity.

Subsidiaries, joint venture companies or associated companies are not consolidated if their influence on the assets, liabilities, financial position and profit and loss is considered to be immaterial, either individually or in total.

Consolidation range

The changes in the consolidation range in the first three quarters of 2007/08 relate to the two already in the 1st quarter 2007/08 fully consolidated companies EVN Projektmanagement GmbH, Maria Enzersdorf, ("EVN PM"), and EVN Bulgaria Toplofikatsia EAD, Plovdiv, Bulgaria, ("TEZ Plovdiv"), as well as the district heating company Fernwärme St. Pölten GmbH, St. Pölten, ("Fernwärme"), included at equity as of the 2nd quarter 2007/08. In the 3rd quarter 2007/08, EVN Wärme GmbH, Maria Enzersdorf, ("EVN Wärme"), and WTE desalinizacija morske vode d.o.o. – Budva, Montenegro, ("WTE Budva"), were established. Both companies will be fully consolidated in the consolidated financial statements of the EVN Group.

Changes in the consolidation range	Full consolidation	Proportionate consolidation	Equity method	Total
30.9.2007	46	4	12	62
Start-ups/initial consolidation	4	–	1	5
30.6.2008	50	4	13	67
Thereof foreign companies	25	–	3	28

EVN PM, in which EVN has a 100% shareholding, was set up in October 2007 to construct a pyrolysis facility for the gasification of biomass at the coal-fired power plant in Dürnrohr. In December 2007, the EVN Group acquired TEZ Plovdiv, Bulgaria's second largest district heating company. TEZ Plovdiv operates a total of five heat generation facilities, with a total heat generation capacity of 1,259 MW thermally and 85 MW electrically. The purchase price, including ancillary acquisition costs, amounted to EUR 35.2m.

The evaluation of the value of the property, plant and equipment has not yet been concluded. For this reason, it has been determined that the business combinations and the related initial consolidation have the following preliminary effects on the Group balance sheet:

Impact of the business combination[1] TEUR	**2007/08**
Non-current assets	32,080.5
Current assets	6,128.8
	38,209.2
Equity	22,568.1
Non-current liabilities	5,437.6
Current liabilities	10,203.5
	38,209.2

1) There were no acquisitions carried out in the first three quarters 2006/07.

In the 2nd quarter 2007/08, the EVN Group acquired a 49% shareholding in Fernwärme, which bundles the district heating activities spun off from the municipal utility company of St. Pölten. The company is included at equity in the consolidated financial statements.

In the 3rd quarter 2007/08, the heating operations of the EVN Group were spun off from EVN AG and bundled into a newly-established company, EVN Wärme. The company will be responsible for providing

customers with heat, natural gas, combined cycle heat and power, biogas heat, solar energy, heat pump facilities and other energy sources. The spinning off of EVN's heating activities in the new company will not lead to any changes in the consolidated financial statements, due to the fact that EVN Wärme is fully consolidated. As a consequence, business volumes will be fully reported in the Group as in the past.

The project company WTE Budva was also founded in the 3rd quarter 2007/08 for the purpose of planning, constructing, financing and operating the Budva seawater desalination facility in Montenegro.

The privatisation agreement concluded in connection with the acquisition of the two Bulgarian electricity supply companies in the 2004/05 financial year included a provision for the acquisition of the electricity distribution assets of the locally operating company Sunny Beach AD, Bulgaria, ("Sunny Beach"), in which the Republic of Bulgaria owns a qualified majority, by EVN or Bulgarian electricity distribution companies. Following the expiration of the original deadline set for the 2004/05 financial year, this transfer of assets had not yet taken place. Subsequently, EVN filed suit with an arbitration court to ensure compliance with the contractual obligations. With respect to this matter, EVN reached an agreement with the Republic of Bulgaria in October 2007, and the electricity distribution assets of Sunny Beach have been transferred to the Bulgarian network company EVN Bulgaria Elektrorazpredelenie AD, Plovdiv, Bulgaria, ("EVN EP"). As a result, the acquisition cost and hence the goodwill were retroactively increased by TEUR 14,128.8.

Notes on the consolidated balance sheet

The 79th Annual General Meeting of the shareholders of EVN AG resolved to increase the capital stock of the corporation from the company's own resources by TEUR 200,930.6, from TEUR 99,069.4 to TEUR 300,000.0. This increase in the share capital was carried out effective April 17, 2008 by converting a part of the non-appropriated capital reserves, without issuing new shares.

The Annual General Meeting of EVN AG held on January 17, 2008 also approved the stock split of the EVN Group by a ratio of 4 for 1. On this day, shareholders of the EVN share received three additional zero par value bearer shares for each zero par value bearer share in his or her possession. Correspondingly, on the date of the stock split, April 17, 2008, the share price was adjusted to a quarter of the level on the previous day of trading. As a result of the stock split, the number of shares increased by 122,644,365, from the former level of 40,881,455 zero par value bearer shares to 163,525,820 zero par value bearer shares. Earnings per share were also correspondingly adjusted.

The Annual Meeting of EVN AG held on January 17, 2008 also approved the proposal of the Executive Board and the Supervisory Board to distribute a dividend amounting to EUR 1.50 per share for the 2006/07 financial year. This represents a total dividend payout of TEUR 61,322.2 to the shareholders of EVN AG and an increase of 7.1% compared to the dividend for the preceding financial year. Ex-dividend day was January 22, 2008, whereas the payment date was set on January 28, 2008.

Non-current financial liabilities encompassed the ongoing, scheduled repayment of all loans and borrowings in connection with financing the capacity expansion of the waste incineration plant in Dürnrohr, and the investment programme being implemented in Bulgaria. The 3.25% CHF-obligation (1998-2008, nominal value of CHF 184m) reported under the item current loans and borrowings was redeemed on April 8, 2008.

Notes on the consolidated income statement

The earnings per share are calculated by dividing Group net profit (Net profit for the period excluding minority interest) by the weighted number of ordinary shares outstanding at the closing balance sheet date.

There is no difference between basic earnings per share and diluted earnings per share, which amounted to EUR 1.16 at the balance sheet date, taking account of the stock split carried out effective April 17, 2008 (previous year: EUR 1.36).

Notes on the consolidated cash flow statement

Dividends received, interest income and interest expense are allocated to current business activities. Cash flows from dividend payments totalled TEUR 122,305.6 in the first three quarters 2007/08 (previous year: TEUR 74,174.2). Interest received amounted to TEUR 37,478.2 (previous year: TEUR 18,463.5), whereas interest paid totalled TEUR 62,177.5 (previous year: TEUR 55,776.3). The effect of the business combination amounting to TEUR 35,031.8 (previous year: TEUR 0.0) are reported under net cash flow from investing activities.

Dividend payments to EVN shareholders of TEUR 61,322.1 (previous year: TEUR 57,234.0) are reported under cash flow from financing activities.

Other information

Transactions with related companies and individuals

Related companies and individuals include the main shareholders, NÖ Landes-Beteiligungsholding GmbH, St. Pölten, and EnBW Energie Baden-Württemberg AG, Karlsruhe, Germany, ("EnBW"), the members of the EVN Executive Board and Supervisory Board as well as associated companies included at equity. On January 17, 2008, the Annual General Meeting elected Hans-Peter Villis, the Chairman of EnBW, the second largest shareholder of EVN AG, to serve as a member of EVN's Supervisory Board effective January 18, 2008. His term of office will end at the beginning of 2011. Mr. Villis replaces Amir Ghoreishi, former Chairman of the Executive Board of EnBW. In the 2nd quarter of the 2007/08 financial year the consolidation range was expanded by Fernwärme, which is included at equity. Except for these changes, the range of related companies and individuals remains unchanged since the previous consolidated financial statements of the EVN Group.

Within the context of its everyday business operations, EVN has concluded supply and service contracts with numerous companies, which also include associated companies consolidated at equity in the consolidated financial statements of the EVN Group. In the first three quarters of the 2007/08 financial year, significant transactions were concluded with e&t Energie Handelsgesellschaft m.b.H, Vienna, for the sale and sourcing of electricity, and with EconGas GmbH, Vienna, in connection with the sourcing of natural gas. These transactions with all associated companies included at equity are comprised of the following:

Transactions with associated companies included at equity TEUR	2007/08 Q. 1–3	2006/07 Q. 1–3
Revenue	195,430.9	184,075.6
Cost of services	491,894.5	431,140.3
Trade accounts receivable	71,598.7	69,340.0[1]
Obligations from outstanding invoices	46,471.0	15,469.7[1]

1) Value as at September 30, 2007

Other obligations and risks

Other obligations and risks rose by TEUR 284,506.8 compared to the last balance sheet date on September 30, 2007, to TEUR 1,179,630.1. This increase primarily relates to the higher value of comfort letters in connection with the optimisation of electricity purchases and trading activities of e&t Energie Handelsgesellschaft m.b.H., Vienna, and the guarantee in connection with the construction of a coal-fired power plant in Duisburg-Walsum, Germany.

Rating
On February 3, 2008, the rating agency Standard & Poor's confirmed its "A" rating of EVN AG, and the outlook was changed from "stable" to "negative". In January 2008, Moody's maintained its "A1" rating of EVN, with a "stable" outlook.

Significant events after the balance sheet date
The following significant events took place between the balance sheet date on June 30, 2008 and the publication of this Group interim report on August 28, 2008:

The DEM bond at a nominal interest rate of 5.0%, reported under current loans and borrowings (1998-2008, nominal value of DEM 224m) was redeemed on August 26, 2008.

Taking account of the expected operational business development, the EVN Group took advantage for the first time of a syndicated revolving credit facility of EUR 600m concluded on September 12, 2006. Funds totalling EUR 200m were drawn from this line of credit to ensure sufficient interim financing of the EVN Group.

In Macedonia, an amendment to the existing Energy Law is expected to be ratified. The changed conditions for energy procurement may have negative effects on EVN's earnings in the country in the future.

The EVN share

Dampening of growth forecasts

The international financial crisis, arising as a result of the mortgage and financial crisis in the USA, persisted with undiminished vehemence. This fact was reflected by the very volatile financial markets and in the strong increases in refinancing costs for companies and in particular, for financial institutions which have partially had to massively write-down their credit portfolios in recent months. In the meantime, this financial crisis has also impacted the real economy, leading to a dampening of growth expectations for the years 2008 and 2009.

Following aggressive interest rate cuts of 325 basis points to 2.00% on the part of the U.S. Federal Reserve, interest rates are expected to remain stable in the USA. In contrast, the European Central Bank pursued a different interest rate policy, raising interest rates at the beginning of July 2008 by 25 basis points to 4.25%, as a response to the high inflation rate.

High volatility on stock markets

For the most part, international stock exchanges have developed similarly, registering further share price losses. During the period under review, the U.S. Dow Jones Index lost 18.3% in value, whereas the German DAX showed a loss of 18.4%. The Japanese Nikkei share index and the EuroStoxx50 suffered even more dramatically, posting declines of 23.5% and 19.7% respectively.

The ATX benchmark index of the Vienna Stock Exchange was also not immune to the effects of this negative development, but developed much more favourable, losing 12.9% in value during the period under review. The Dow Jones Euro Stoxx Utilities Index, which is relevant to EVN, posted a decline of 8.8%,

performing better than other comparable benchmark indexes. The EVN share registered a decrease of 2.76%, a far superior performance than the stock market as a whole.

The stock split carried out effective April 17, 2008 by a ratio of 4 for 1 aims to facilitate easier and more shareholder-friendly trading of the EVN share. At the end of June 2008, the EVN share was traded at a share price of EUR 22.00, representing a market capitalisation of EUR 3.6 bn. The average daily turnover in EVN shares was 76,228 (counted once). Total trading volume of EVN shares on the Vienna Stock Exchange was EUR 309m (counted once) during the first three quarters of 2008, or 0.50% of total Vienna Stock Exchange trading volume. The weighting of the EVN share in the ATX prime was 1.55% at the end of June 2008.

EVN share – index weighting	30.6.2008
ATX Prime	1.55%
WBI (Vienna Stock Exchange Index)	2.91%

EVN share price – relative development



140
130
120
110
100
90
%
Oct Nov Dec 2006
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2007
Jan Feb Mar Apr May Jun 2008
EVN closing price
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

EVN share · performance		2007/08 Q. 1–3	2006/07 Q. 1–3	2005/06 Q. 1–3
Share price at the end of June 2008[1]	EUR	22.00	23.06	19.90
Highest price	EUR	23.38	23.87	24.75
Lowest price	EUR	18.85	20.38	16.30
Value of shares traded[2]	Mio EUR	309	337	359
Average daily turnover[1] [2]	Stück	76,228	83,028	98,280
Share of total turnover[2]	%	0.50	0.57	0.82
Market capitalisation at the end of June 2008	Mio EUR	3,598	3,771	3,255

1) The share prices and average daily turnover of the EVN share in 2006/07 and 2005/06 were adapted to reflect the stock split effective April 17, 2008 in a ratio of 4 for 1.
2) Vienna Stock Exchange, counted once

Share buy-back started

The Annual General Meeting of the shareholders of the EVN Group, held on January 17, 2008, authorised the EVN Executive Board to acquire zero par value bearer shares corresponding to a maximum of 10% of the share capital of the EVN Group during a period lasting 18 months, commencing on the day in which the resolution was adopted, and to call in all the shares acquired within the context of the share buy-back programme without any further resolutions required by the Annual General Meeting. On July 17, 2008, the Executive Board of the EVN Group decided to exercise this option to buy back the shares. It is intended to repurchase a volume of up to 1,000,000 shares, representing 0.612% of the current share capital, via the Vienna Stock Exchange.

The main purpose of the share buyback programme is to improve the supply and demand for the EVN share on the Vienna Stock Exchange, as EVN considers it to be undervalued. However, trading with own shares for profit-making purposes is strictly excluded. The share buyback programme began on July 24, 2008, and will be completed by March 31, 2009 at the latest.

Unchanged shareholder structure

In the first three quarters of the 2007/08 financial year, there was no change in the shareholder structure of EVN. 51% of the shares continue to be owned by NÖ Landes-Beteiligungsholding GmbH, St. Pölten. The second largest shareholder is EnBW, with a stake of >35%. The remaining shares (<14%) are in free float.

Financial calendar[1]

Annual results 2007/08	December 11, 2008
80th Annual General Meeting	January 15, 2009
Ex-dividend day	January 20, 2009
Dividend payment	January 27, 2009
Results Q. 1 2008/09	February 26, 2009
Results HY. 1 2008/09	May 28, 2009
Results Q. 1–3 2008/09	August 27, 2009
Annual results 2008/09	December 10, 2009

1) Preliminary

EVN share – basic information

Share capital[1]	300,000,000.00 EUR
Denomination[1]	163,525,820 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary[1]	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, negative (Standard & Poor's)

1) The 79th Annual General Meeting of the shareholders of the EVN Group held on January 17, 2008 resolved to increase the capital stock of the corporation by implementing a capital increase, and to carry out a stock split by a ratio of 4 for 1. The capital increase was carried out in the 2nd quarter. The stock split took place on the Vienna Stock Exchange on April 17, 2008. The ratio of ADR/share remained unchanged.

EVN AG

EVN Platz
2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Online letter to shareholders
http://financialreports.evn.at/2007-08/ir/3

END

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This report was printed on environment-friendly paper containing a minimum of 50% FSC accredited pulp. Production took place using power derived from renewable sources in line with the strict greenprint ecological directives. The CO_2 emissions from paper and printing production were neutralised by the purchase of Gold Standard certificates. The entire rekated sum flows into a WWF-selected climate protection project in India.

